Exhibit 99.2

NEOGAMES S.A. SOCIÉTÉ ANONYME REGISTERED OFFICE: 63-65, RUE DE MERL L-2146 LUXEMBOURG R.C.S. LUXEMBOURG: B186309

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				V18648-P96106			KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NEOGAMES S.A.

The Board of Directors recommends you vote FOR the following:

Agenda of the Annual General Meeting			For	Against	Abstain

1.
Approve the stand-alone annual statutory accounts of the Company for the year ended December 31, 2022, the approved consolidated statutory financial accounts for the year ended December 31, 2022, the report prepared by the Board of Directors and the report of the approved statutory auditor (réviseur d’entreprises agréé);
			☐	☐	☐		For	Against	Abstain

5.
Approve the appointment of Atwell as the Luxembourg statutory auditor (réviseur d’entreprises agréé) and of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, as independent registered certified public accounting firm for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2023;
							☐	☐	☐
2.	Approve allocation of the Company’s annual results for the financial year ended December 31, 2022;		☐	☐	☐
6. 7.
Approve the directors’ remuneration for the year ending December 31, 2023; and

Authorize and empower Allen & Overy, société en commandite  simple, registered on list V of the Luxembourg bar, to execute and deliver, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.
							☐	☐	☐
3.	Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2022;		☐	☐	☐		☐	☐	☐

4.
Elect the following candidate and members of the Board of Directors, as applicable, for the period starting after this Annual General Meeting and ending at the annual general meeting of the Shareholders approving the annual accounts for the financial year ending on December 31, 2023:
			☐	☐	☐

	Nominees:		For	Against	Abstain	NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

	4a.	Mr. Steve Capp (Director);	☐	☐	☐

	4b.	Mr. Aharon Aran (Director);	☐	☐	☐

	4c.	Mr. Mordechay (Moti) Malool (Malul) (Director);	☐	☐	☐

	4d.	Mr. Barak Matalon (Director);	☐	☐	☐

	4e.	Mr. Laurent Teitgen (Director);	☐	☐	☐

	4f.	Mr. John E. Taylor, Jr. (Director and Chair).	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement, Consolidated Financial Statements, Annual Accounts, and Annual Report on
Form 20-F are available at www.proxyvote.com

V18649-P96106

NEOGAMES S.A.
Annual General Meeting of Shareholders
June 29, 2023 4:00 PM (Luxembourg Time)
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Moti Malul and Raviv Adler, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of  NEOGAMES S.A. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 4:00 PM (Luxembourg Time), on June 29, 2023, at the 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side